Uxin Limited

1&3/F, No. 12 Beitucheng East Road

Chaoyang District, Beijing 100029

People’s Republic of China

September 30, 2022

VIA EDGAR

Ms. Jennie Beysolow

Ms. Taylor Beech

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Uxin Limited (the “Company”)
Form 20-F for the Fiscal Year Ended March 31, 2022
Filed on August 1, 2022 (File No. 001-38527)

Dear Ms. Beysolow and Ms. Beech,

The Company has received the letter dated September 22, 2022 from the staff of the Securities and Exchange Commission (the “Commission”) regarding the Company’s annual report on Form 20-F for the fiscal year ended March 31, 2022 filed with the Commission on August 1, 2022 (the “2022 Form 20-F”). The Company respectfully submits to request an extension to the deadline for responding to the letter due to additional time required to prepare a thorough response and in part due to the coming week-long public holiday in China. The Company will provide its response to the letter via EDGAR as soon as possible, in any event no later than October 20, 2022.

If you have any additional questions or comments regarding the 2022 Form 20-F, please contact the undersigned at +86 (10) 5691-6765 or the Company’s U.S. counsel, Shu Du of Skadden, Arps, Slate, Meagher & Flom LLP at +852-3740-4858 or shu.du@skadden.com.

Very truly yours,

/s/ Feng Lin
Feng Lin
Chief Financial Officer

cc:	Shu Du, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP
Jianbin Gao, Partner, PricewaterhouseCoopers Zhong Tian LLP